Exhibit 99.58

ABAXX TECHNOLOGIES INC.

(the “Company”)

SPECIAL MEETING OF SHAREHOLDERS

April 14, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the special meeting of the shareholders of the Company (the “Meeting”). The report on the voting results is as follows:

1.	Authorization for Share Consolidation

A special resolution authorizing the board of directors of the Company (the “Board”) to determine, in its sole discretion, a consolidation ratio within the range of one (1) post- consolidation common shares for every two (2) to four (4) pre-consolidation common shares, and to effect the consolidation of its common shares at such time as the Board deems appropriate, but in any event within one year after the Meeting, was approved. Details of the votes cast are as follows:

For	%	Against	%
38,102,606	97.09%	1,142,369	2.91%

2.	Approval of Amendments to RSU Plan

An ordinary resolution approving certain amendments to the Company’s Restricted Stock Unit Incentive Plan, as more particularly described in the Management Information Circular for the Meeting, was passed. Details of the votes cast are as follows:

For	%	Against	%
31,081,860	96.52%	1,119,305	3.48%

3.	Ratification of RSU Grants Under the Amended RSU Plan

An ordinary resolution approving, ratifying and confirming certain grants of restricted stock units under the Company’s amended Restricted Stock Unit Incentive Plan, as more particularly described in the Management Information Circular for the Meeting, was passed. Details of the votes cast are as follows:

For	%	Against	%
31,145,189	96.72%	1,055,976	3.28%

ABAXX TECHNOLOGIES INC.

/s/ Joshua Crumb
Joshua Crumb
President and CEO